

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2016

Mail Stop 4631

<u>Via E- Mail</u>
Sergey Gandin
President and Director
Arma Services, Inc.
7260 W. Azure Drive, Suite 140-928
Las Vegas, NV 89130

> **Re:** **Arma Services, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 26, 2016**
> **File No. 333-202398**

Dear Mr. Gandin:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

1.   You have omitted the audit report of Cutler & Co., LLC on the financial statements as of October 31, 2014. Please amend to provide an audit report that covers this period.

<u>Exhibit 23.1 and 23.2</u>

2.   Please include currently dated consents for each audit report. Note the consents included as exhibits to the amendment filed on July 6, 2016, both specifically referred to Amendment 5 and therefore need to be updated for subsequent amendments.

You may contact Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and Construction

cc: Diane J. Harrison, Esq.
       Harrison Law, P.A.